SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

FRIEDE GOLDMAN HALTER, INC.

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                  to

Commission file number 0-22595

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

FRIEDE GOLDMAN INTERNATIONAL, INC.—401(K) RETIREMENT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FRIEDE GOLDMAN HALTER, INC.

13085 Industrial Seaway Road

Gulfport, Mississippi 39503

FRIEDE GOLDMAN INTERNATIONAL,INC.—401(K) RETIREMENT PLAN

Financial Statements as of December 31, 2002 and 2001 and for each of the years ended December 31, 2002 and 2001; Supplemental Schedules as of and for the Year Ended December 31, 2002; and Independent Auditors’ Report

Financial Statements and Supplemental Schedule

Friede Goldman International, Inc.

401(k) Retirement Plan

Years ended December 31, 2002 and 2001

with Report of Independent Auditors

Friede Goldman International, Inc.

401(k) Retirement Plan

Financial Statements and

Supplemental Schedule

Years ended December 31, 2002 and 2001

Report of Independent Auditors

The Administrative Committee

Friede Goldman International, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Friede Goldman International, Inc. 401(k) Retirement Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New Orleans, Louisiana

July 14, 2003

Friede Goldman International, Inc.

401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Investments, at fair value:
Mutual funds	$1,508,417	$2,360,062
Friede Goldman Halter, Inc. common stock	—	42,907
Money market fund	44,896	987
Loans to participants	184,590	292,602

	1,737,903	2,696,558

Accrued income receivables	1,042	1,264

Net assets available for benefits	$1,738,945	$2,697,822

See accompanying notes.

Friede Goldman International, Inc.

401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2002	2001
Additions
Investment income:
Interest and dividend income	$50,874	$77,076

Total additions	50,874	77,076

Deductions
Benefit payments	609,536	1,297,575
Administrative fees	5,250	8,700

Total deductions	614,786	1,306,275

Net depreciation in fair value of mutual funds	(365,567)	(451,229)
Net depreciation in fair value of common stock	(29,398)	(315,886)

Total depreciation	(394,965)	(767,115)

Net decrease	(958,877)	(1,996,314)

Net assets available for benefits:
Beginning of year	2,697,822	4,694,136

End of year	$1,738,945	$2,697,822

See accompanying notes.

Friede Goldman International, Inc.

401(k) Retirement Plan

Notes to Financial Statements

December 31, 2002

1.    Description of the Plan

The following is a general description of the Friede Goldman International, Inc. 401(k) Retirement Plan (the Plan). This description is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

Effective November 3, 1999, Friede Goldman International, Inc. (Friede Goldman) completed a merger with Halter Marine Group, Inc. (Halter). The surviving company, Friede Goldman, changed its official name to Friede Goldman Halter, Inc. (the Company). In connection with the merger, the Company became the plan sponsor of the Plan.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2000, the Plan was frozen (i.e., employee and employer contributions ceased). Beginning January 1, 2000, all participants of the Plan were allowed to make contributions to the Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan (FGH Plan), and participants’ years of service toward vesting were transferred to the FGH Plan.

On June 30, 2002 and October 23, 2002, the plan sponsor sold the assets of the various operating divisions of the Company. In connection with these transactions, the benefit committee of the plan sponsor authorized and approved an amendment to terminate the Plan effective January 15, 2003. Participants were given the option to either receive distributions of their balances or to rollover their balances in the Plan to an individual retirement account.

The Plan sponsor, Friede Goldman Halter, Inc., filed a petition for Chapter 11 Bankruptcy with the U.S. Bankruptcy Court on April 19, 2001. All plan assets are held with a trustee and are not subject to claims made by the creditors of the sponsor. As of May 1, 2001, participants were 100% vested in all employee and employer contributions.

Friede Goldman International, Inc.

401(k) Retirement Plan

Notes to Financial Statements (continued)

1.    Description of the Plan (continued)

Contributions

Prior to January 1, 2000, participants could defer up to 15% of their pretax annual compensation and 10% of after-tax annual compensation, as defined in the Plan. Participants could also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Investment Options

Participant balances can be invested in 10 investment options which have been selected by the plan sponsor and which are held by the trustee. These investment options consist of mutual funds and the Company’s common stock.

Vesting

Participants are immediately vested in their salary deferral contribution plus actual earnings thereon. Employer contributions and all earnings thereon vest to individual participants after attainment of credited years of service. A participant is 100% vested after three years of credited service.

Forfeitures

Forfeitures of terminated participants’ nonvested accounts are allocated to the remaining participants as an additional employer contribution. At December 31, 2002 and 2001, forfeited nonvested accounts totaled $264,345 and $230,279, respectively.

Payment of Benefits

On retirement, termination of service, or death, participants or their beneficiaries may elect to receive a lump sum amount, installment payments or an annuity equal to the vested value of a participant’s account. Participants may withdraw all or a portion of their account in the event of financial hardship, as defined by the Plan.

Friede Goldman International, Inc.

401(k) Retirement Plan

Notes to Financial Statements (continued)

1.    Description of the Plan (continued)

Loans to Participants

The Plan allows participants to borrow against their vested balances. Loans must be approved by the plan sponsor and are limited to the lesser of $50,000 or an amount equal to one half of a participant’s vested account balance in the Plan. Participant loans of less than $1,000 are not permitted. Loan terms range from 1 to 5 years, or up to 30 years for the purchase of a primary residence.

Priorities Upon Termination

The Company may amend, modify or terminate the Plan at any time. Effective January 15, 2003, the Company terminated the plan and began the process of liquidating the net assets available for benefits. Upon termination, a participant’s account balance becomes 100% vested. Each account shall continue to earn interest and participate in the appreciation or depreciation of investments until final distributions are made.

2.    Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

Friede Goldman International, Inc.

401(k) Retirement Plan

Notes to Financial Statements (continued)

2.    Significant Accounting Policies (continued)

Risk and Uncertainties

The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Valuation of Investments

The Plan’s investments are in mutual funds and common stock. Investments in mutual funds and common stock are valued at quoted market prices on the last business day of the year. The money market fund is based on quoted redemption values. Loans to participants are valued at their outstanding balances, which approximate fair value.

Administrative Expenses

The Company pays substantially all administrative expenses of the Plan except for loan fees, which are paid out of Plan assets.

3.    Investments

The following table presents individual investments that represent 5% or more of the Plan’s net assets:

	December 31
	2002	2001
Mutual funds:
Fidelity Advisor Equity Growth Fund	$337,448	$676,645
Fidelity Advisor Growth Opportunities Fund	311,211	634,136
Fidelity Advisor Balanced Fund	147,320	222,437
Fidelity Advisor Government Investment Fund	553,500	545,631

Friede Goldman International, Inc.

401(k) Retirement Plan

Notes to Financial Statements (continued)

4.    Income Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the IRC. However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

Friede Goldman International, Inc.

401(k) Retirement Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

EIN: 72-1362492                PN: 001

December 31, 2002

Identity of Issue, Borrower, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
Mutual funds:
*Fidelity Advisor Equity Growth Fund	9,993 shares	$337,448
*Fidelity Advisor Growth Opportunities Fund	14,025 shares	311,211
*Fidelity Advisor Balanced Fund	10,683 shares	147,320
*Fidelity Advisor Overseas Fund	5,593 shares	60,487
*Fidelity Advisor Government Investment Fund	53,634 shares	553,500
*Fidelity Advisor Value Strategies Fund	2,429 shares	48,016
*Fidelity Advisor Emerging Markets Fund	1,834 shares	17,719
*Fidelity Advisor Technoquant Growth Fund	1,286 shares	8,501
*Fidelity Advisor High Yield Fund	3,299 shares	24,215

		1,508,417
Money market fund:
*Fidelity Institutional U.S. Treasury Portfolio II	44,896 shares	44,896
*Loans to participants	Maturity dates ranging through March 2007, at interest rates ranging from 5.75 to 10.50%, payments are made through payroll deductions, loans are collateralized by participant’s vested account balance	184,590

		$1,737,903

*Party-in-interest to the Plan.

Exhibit Index

23.1	Consent of Independent Auditors

99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE FRIEDE GOLDMAN INTERNATIONAL, INC. 401(K) RETIREMENT PLAN

	By:	FRIEDE GOLDMAN HALTER, INC.
Plan Sponsor

July 15, 2003	By:	/s/ T. Jay Collins T. Jay Collins Chief Executive Officer